Exhibit 99.1

INNOVIZ TECHNOLOGIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Innoviz Technologies Ltd. (the “Company”) will be held on December 12, 2023, at 4:00 p.m. Israel time (9:00 a.m. Eastern time), at the Company’s offices, located at Innoviz Technologies Campus, 5 Uri Ariav St., Bldg. C, Nitzba 300, Rosh Ha’Ain 4809202, Israel.

The agenda of the Meeting shall be as follows:

1.
Re-election of each of Amichai Steimberg and Omer Keilaf, and the election of Alexander von Witzleben, as Class III directors of the Company to hold office until the close of the annual general meeting of the Company in 2026, and until their respective successors are duly elected and qualified;

2.	Approval of an amendment to the compensation of the Chairperson of the Board of Directors of the Company (the “Board”); and

3.
Approval of the appointment and compensation of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition to considering the foregoing proposals, the Company’s shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2022.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

You are entitled to vote at the Meeting if you are a shareholder of record as of the close of business on November 6, 2023. You are also entitled to vote at the Meeting if you hold our ordinary shares through a bank, broker or other nominee that is one of our shareholders of record as of the close of business on November 6, 2023, or that appears in the participant listing of a securities depository on such date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on November 6, 2023, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so). Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions.

The Company’s Board of Directors recommends that you vote FOR each of the above proposals, which will be described in the Proxy Statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Each ordinary share is entitled to one vote upon each of the proposals to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

This notice is being sent to shareholders of record, in accordance with the requirements of the Israeli Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, and our Amended and Restated Articles of Association (the “Articles”). The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is November 8, 2023. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card will be distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K. Shareholders will also be able to review the proxy statement at the “Investors” portion of our website, https://ir.innoviz.tech/ or at our principal executive offices at Innoviz Technologies Campus, 5 Uri Ariav St., Bldg. C, Nitzba 300, Rosh Ha’Ain, 4809202, Israel, upon prior notice and during regular working hours (telephone number: +972-74-700-3699) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading this notice of annual general meeting of shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by Vote Processing, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717 or at our registered office no later than 11:59 p.m. EDT on December 11, 2023 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By the Order of the Board of Directors, /s/ Amichai Steimberg Amichai Steimberg Chairperson of the Board of Directors

ii

INNOVIZ TECHNOLOGIES LTD.

Innoviz Technologies Campus
5 Uri Ariav Street, Bldg. C,
Nitzba 300, Rosh Ha’Ain 4809202
 Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

 TO BE HELD ON DECEMBER 12, 2023

This proxy statement (the “Proxy Statement”) is furnished to the holders of ordinary shares, of no par value (the “Shares”), of Innoviz Technologies Ltd. (the “Company”) in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices at Innoviz Technologies Campus, 5 Uri Ariav St., Bldg. C, Nitzba 300, Rosh Ha’Ain, 4809202, Israel on December 12, 2023, at 4:00 p.m. Israel time (9:00 a.m. Eastern time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Innoviz,” the “Company,” “we” or “our” refer to Innoviz Technologies Ltd.

At the Meeting, the following resolutions will be proposed for adoption by the shareholders (each, a “Proposal”):

1.
Re-election of each of Amichai Steimberg and Omer Keilaf, and the election of Alexander von Witzleben, as Class III directors of the Company to hold office until the close of the annual general meeting of the Company in 2026, and until their respective successors are duly elected and qualified;

2.	Approval of an amendment to the compensation of the Chairperson of the Board of Directors of the Company (the “Board”); and

3.
Approval of the appointment and compensation of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2022.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Shareholders Entitled to Vote

Only holders of record of Shares at the close of business on November 6, 2023 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of November 6, 2023, the Company had 164,890,091 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

If you hold Shares in “street name,” that is, you are an underlying beneficial holder who holds Shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the Shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its Shares if the shareholder wants its Shares to count for the Proposal.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of The Nasdaq Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a “FOR”.

Quorum and Adjournment

Under our Amended and Restated Articles of Association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold Shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

The Board shall have the authority at any time to cancel or adjourn the Meeting for a period of up to 21 days from the date of the Meeting and/or to remove one or more items from the agenda of the Meeting.

Vote Required for Approval of Each of the Proposals

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

•
By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•
By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your Shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Shares, and the brokerage firm, bank or other similar organization is required to vote your Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Beneficial Owners

If you are a beneficial owner of the Shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting.  Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.

Registered Holders

If you are a shareholder of record whose Shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, you can vote your Shares by attending the Meeting or by completing and signing a proxy card.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our headquarters at Innoviz Technologies Campus, 5 Uri Ariav Street, Building C, Nitzba 300, Rosh Ha’Ain, 4809202, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on December 11, 2023.

If you provide specific instructions (by marking a box) with regard to the Proposals, your Shares will be voted as you instruct.  If you sign and return your proxy card or voting instruction form without giving specific instructions your Shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 25 of the Articles.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on November 6, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds Shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders beginning November 7, 2023. Certain officers, directors, employees and agents of Innoviz, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (“SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investors” portion of our website, https://ir.innoviz.tech/.  The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

DIVERSITY OF THE BOARD OF DIRECTORS

The table below provides certain information regarding the composition of our Board (prior to the Meeting). Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f) and related instructions.

Board Diversity Matrix (As of November 7, 2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
Part I: Gender Identity	Female	Male		Non-Binary	Did Not Disclose Gender
Directors	2	5		-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			-
White			7
Hispanic or Latinx			-
LGBTQ+			-
Did Not Disclose Demographic Background			-

SECURITY OWNERSHIP OF
 CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of Shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding Shares, based on public filings or information provided by us, and (ii) all of our directors and executive officers as a group, as of October 30, 2023. Except as otherwise set forth below, the street address of the beneficial owners is c/o Innoviz Technologies Ltd., Innoviz Technologies Campus, 5 Uri Ariav Street, Building C, Nitzba 300, Rosh Ha’Ain, 4809202, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage of Ownership (2)
Antara Capital LP (3)	21,202,813	12.9%
Bank of America Corporation (4)	9,359,411	5.7%
FIFTHDELTA Limited (5)	9,337,413	5.7%
Magma Venture Capital Management (IV) LP (6)	8,576,206	5.2%
All executive officers and directors as a group (11 persons) (7)	14,442,880	8.4%

(1)
Beneficial ownership is determined in accordance with SEC rules. Under SEC rules, a person is deemed to be a ‘beneficial’ owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security.  A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Accordingly, Shares subject to options currently exercisable or exercisable within 60 days of the date of this table and restricted share units (“RSUs”) that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed to be beneficially owned. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all Shares shown as beneficially owned by them.

(2)
The percentages shown are based on 164,827,590 Shares outstanding as of October 30, 2023. Shares subject to options or warrants currently exercisable or exercisable within 60 days of the date of this table and RSUs that are subject to vesting conditions expected to occur within 60 days of October 30, 2023, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)
Based on information reported on Schedule 13G/A filed with the SEC on March 10, 2023 and other information available to the Company. Antara Capital Master Fund LP (“Antara Master Fund”) directly holds 3,872,916 Shares and options to purchase 7,575,000 Shares. Certain managed accounts for which Antara Capital LP (“Antara Capital”) serves as investment manager (the “Managed Accounts”) directly hold 2,595,728 Shares. In addition, Antara Master Fund directly holds warrants to purchase 7,159,169 Shares at an exercise price of $11.50 per Share, which are presently exercisable, and will expire five years after April 5, 2021 or earlier upon redemption or liquidation. The foregoing amounts do not include 312,296 Shares to be issued to Antara Master Fund upon the satisfaction of certain earn-out conditions. Antara Capital is the investment manager of the Antara Master Fund and the Managed Accounts. Antara Capital GP LLC (“Antara GP”) is the general partner of Antara Capital. Himanshu Gulati (“Mr. Gulati”) is the sole member of Antara GP. Antara Capital, Antara GP and Mr. Gulati may be deemed to beneficially own the securities of the Company held directly by Antara Master Fund and the Managed Accounts. The business address of the foregoing persons is 55 Hudson Yards, 47th Floor, Suite C, New York, NY 10001.

(4)
Based on information reported on Schedule 13G filed with the SEC on February 14, 2023. Bank of America Corporation on behalf of itself and its wholly owned subsidiaries Bank of America N.A., Merrill Lynch International and Merrill Lynch Pierce Fenner & Smith, Inc., has the power to vote or direct to vote 9,357,173 Shares and the power to dispose or to direct the disposition of 9,359,411 Shares. The business address of the foregoing reporting persons is Bank of America Corporate Center, 100 N Tryon St., Charlotte, NC 28255.

(5)
Based on information reported on Schedule 13G/A filed with the SEC on February 13, 2023. FIFTHDELTA Master Fund Limited (the “Master Fund”), an exempted company incorporated in the Cayman Islands with limited liability, directly holds 9,337,413 Shares. FIFTHDELTA LTD (the “Manager”), a private limited company organized under the laws of England and Wales, serves as investment manager to the Master Fund and has discretionary and voting power over the Shares held by the Master Fund. Accordingly, the Manager may be deemed to be the beneficial owner of 9,337,413 Shares which are held by the Master Fund. The Manager disclaims beneficial ownership of the Shares of the Company held by the Master Fund, except to the extent of any pecuniary interest therefrom. The business address of the Manager is 15 Sackville Street, 1st Floor, London W1S 3DJ, United Kingdom and the business address for the Master Fund is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.

(6)
Based on information reported on Schedule 13G/A filed with the SEC on February 7, 2023. Magma Venture Capital IV CEO Fund, L.P. (“Magma IV CEO”) directly holds 235,086 Shares. Magma Venture Capital IV, L.P. (“Magma IV”) directly holds 8,341,120 Shares. Magma Venture Capital Management IV, L.P. (“Magma Management IV”) is the sole general partner of Magma IV CEO and Magma IV. Magma Venture Partners General Partner Ltd. (“Magma General Partner”) is the sole general partner of Magma Management IV. Yahal Zilka and Modi Rosen are each the beneficial owners of 50% of the outstanding shares of Magma General Partner. Each of the foregoing persons disclaims beneficial ownership of the Shares except to the extent of its or his (as applicable) pecuniary interest (if any) therein. The business address of the foregoing reporting persons is c/o 22 Rothschild Blvd., 25 floor, Tel Aviv, 6688218, Israel.

(7)
Consists of (i) 7,729,572 Shares directly or beneficially owned by the Company’s directors and executive officers and (ii) 6,713,308 Shares constituting the cumulative aggregate number of Shares underlying (1) options granted to the executive officers and directors which have vested, or will have vested as of December 29, 2023 and have not been exercised as of October 30, 2023, (2) RSUs which will have vested as of December 29, 2023, and (3) warrants to purchase Shares at an exercise price of $11.50 per Share.

EXECUTIVE COMPENSATION

The annual compensation earned during 2023 by our five most highly-compensated executive officers is outlined in Item 6 of our Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 9, 2023 (the “Annual Report”), a copy of which is available on our website at https://ir.innoviz.tech/sec-filings/all-sec-filings.

PROPOSAL NO. 1

ELECTION OF CLASS III DIRECTORS OF THE COMPANY TO HOLD OFFICE
UNTIL THE CLOSE OF THE ANNUAL GENERAL MEETING OF THE
COMPANY IN 2026

At the Meeting, shareholders will be asked to re-elect each of Amichai Steimberg and Omer Keilaf, and to elect Alexander von Witzleben, as Class III directors of the Company to hold office until the close of the annual general meeting of the Company in 2026, and until their respective successors are duly elected and qualified. The Board has determined that each of Mr. Steimberg and Mr. von Witzleben qualifies as an “independent director” under the rules of The Nasdaq Stock Market.

There are currently seven directors serving on the Board, two of whom are standing for re-election under this Proposal No. 1. Following the Meeting, and assuming election of the three nominees at the Meeting, the Board will consist of eight directors. Each of the Company’s current directors, including the Class III directors standing for re-election, attended more than 75% of the meetings of the Board and its committees on which they served held since the previous annual general meeting.

Set out below are details on the directors standing for election at the Meeting:

Amichai Steimberg joined our board of directors on April 2021 and currently serve as the Chairperson of the Board. Mr. Steimberg previously served as President and Chief Operating Officer of Orbotech Ltd. from 2013 to 2019, and as chief executive officer of Orbotech Ltd. from 2019 to 2020. Mr. Steimberg is the managing partner of Amplify Operating Partners Ltd., and serves as a board member for several private companies. Mr. Steimberg holds a BSc in Agricultural Economics and Business Administration from the Hebrew University in Jerusalem.

Omer Keilaf is the Co-Founder of the Company and has served as our Chief Executive Officer since January 2016. Mr. Keilaf has also served as a member of the Board since January 2016. Mr. Keilaf serves as a member of the board of directors of Perception Capital Corp. II (Nasdaq: PCCT) since October 2021. Mr. Keilaf held senior leadership roles at companies including Consumer Physics, Inc., STMicroelectronics N.V. (NYSE: STM) and in an elite technological unit of the Intelligence Corps of the Israel Defense Forces, where he served as the System and Product Team Manager, R&D manager, and Project Manager and System Architecture Manager, respectively. Mr. Keilaf holds a BSc and MSc in Electrical Engineering and an MBA, all from Tel Aviv University, Israel where he has also served as a lecturer.

Alexander von Witzleben has served in different executive positions in Arbonia AG since 2015 and currently serves as the executive chairman of its board of directors and a member of its nomination, compensation and audit committees. In addition, since 2015 Mr. von Witzleben has served as a member of the board of directors of Artemis Holding AG, and he is also currently a member of the board of directors of KAEFER Management KG, chairman of the board of directors of Feintool International Holding, AG, chairman of the supervisory board of PVA TePla AG and VERBIO Vereinigte BioEnergie AG, and a member of the supervisory board of Siegwerk Druckfarben AG & Co. KGaA. Mr. von Witzleben holds a degree in economics and business administration from the University of Passau.

Each of the director nominees named above has certified to us that he complies with all requirements under the Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

For information on our other directors whose terms do not expire and are not required to stand for re-election at the Meeting, and for information on the compensation payable to our directors, please see our Annual Report.

At the Meeting, it is proposed that the following resolutions be adopted:

“RESOLVED, to re-elect Amichai Steimberg as a Class III director of the Company to hold office until the close of the annual general meeting of the Company in 2026, and until his respective successor is duly elected and qualified.

FURTHER RESOLVED, to re-elect Omer Keilaf as a Class III director of the Company to hold office until the close of the annual general meeting of the Company in 2026, and until his respective successor is duly elected and qualified.

FURTHER RESOLVED, to elect Alexander von Witzleben as a Class III director of the Company to hold office until the close of the annual general meeting of the Company in 2026, and until his respective successor is duly elected and qualified.”

The Board recommends shareholders vote “FOR” the re-election of each of Mr. Steimberg and Mr. Keilaf and the election of Mr. von Witzleben, as a Class III director for a term to expire at the close of the annual general meeting of the Company in 2026.

PROPOSAL NO. 2

APPROVAL OF AN AMENDMENT TO THE COMPENSATION OF THE CHAIRPERSON OF THE
BOARD OF DIRECTORS OF THE COMPANY

Since the Company began trading on Nasdaq in April 2021, the non-executive Chairperson of the Board, Amichai Steimberg, has been paid an annual cash retainer of $77,500, and has been entitled to an annual equity grant with a value of up to $100,000, for his services as Chairperson of the Board.

In the last year, Mr. Steimberg has significantly expanded the scope of his involvement in the Company’s ongoing activities and increased his time commitment. Accordingly, the Compensation Committee of the Board (the “Compensation Committee”) has reviewed Mr. Steimberg’s level of compensation and his current and expected level of service and recommended and approved an increase to the value of the annual equity grant provided to Mr. Steimberg from $100,000 to $300,000, in line with the annual equity grant value provided for the Chairperson of the Board in the Company’s Compensation Policy for Executive Officers and Directors. No change is recommended to the annual cash retainer, which would remain at $77,500, or the vesting terms of the annual equity grants.

Our Board reviewed the Compensation Committee’s recommendation, and approved such recommendation and is now recommending that the shareholders at the Meeting approve such amendment to the compensation of Mr. Steimberg, the Chairperson of the Board.

The Companies Law provides that the compensation of directors requires the approval of the Compensation Committee, the Board and the shareholders, in that order. This includes cash compensation as well as compensation in the form of equity awards.

If approved by the shareholders, then following the Meeting, Mr. Steimberg will be granted an additional equity grant for 2023 with a value of $200,000 (the incremental value for 2023), which shall vest in April 2024 (the vesting date of the current 2023 annual equity grant), and commencing 2024, Mr. Steimberg will be granted an annual equity grant with a value of $300,000.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve an increase to the value of the annual equity grant to Amichai Steimberg for his services as Chairperson of the Board, from $100,000 to $300,000, as described in Proposal No. 2 of the Proxy Statement.”

The Board recommends shareholders vote “FOR” Proposal No. 2

PROPOSAL NO. 3

APPROVAL OF THE APPOINTMENT AND COMPENSATION OF KESSELMAN
& KESSELMAN, A MEMBER OF PRICEWATERHOUSECOOPERS
INTERNATIONAL LIMITED, AS THE INDEPENDENT AUDITORS OF THE
COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT
ANNUAL GENERAL MEETING

  Under the Companies Law and our Articles, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our Articles, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Audit Committee of the Board (the “Audit Committee”) of the independent auditor’s appointment and remuneration is required under the corporate governance rules of The Nasdaq Stock Market.

Following review and consultation, the Audit Committee concluded to recommend to the Board that the Company replace Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“EY”), with Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited (“PwC”), as the Company’s independent public accounting firm for the fiscal year ending December 31, 2023 and approved the engagement of PwC as the Company’s independent public accounting firm. The Board subsequently accepted the recommendation of the Audit Committee and approved the engagement of PwC as the Company’s independent public accounting firm for the fiscal year ending December 31, 2023, contingent and effective upon the approval of such engagement by the shareholders at the Meeting.

The reports of EY on the Company’s financial statements for the fiscal years ended December 31, 2022 and December 31, 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of the Company’s financial statements for each of the fiscal years ended December 31, 2022 and December 31, 2021, and during the subsequent interim period through the date of this Proxy Statement, there were no disagreements with EY on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of EY, would have caused EY to make reference to the matter in their reports on the Company’s financial statements; and there were no reportable events as the term is described in Item 16F(a)(1)(v) of Form 20-F.

The Company delivered a copy of the disclosure in this Proxy Statement to EY and requested that a letter addressed to the SEC stating whether or not it agrees with the statements made in response to this disclosure and, if not, stating the respects in which it does not agree. EY responded with a letter dated November 7, 2023, stating that EY agrees with the statements set forth above. A copy of the letter was furnished as Exhibit 99.3 to the Company’s Form 6-K, filed with the SEC on November 7, 2023.

Following the recommendation by the Audit Committee and the Board, it is proposed that PwC be appointed as the Company’s independent registered public accounting firm for the fiscal year ending on December 31, 2023 and until the close of the next annual general meeting, and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration of such independent public accountants in accordance with the volume and nature of their services.

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by Company’s auditors.  All services provided by the Company’s auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy.

Representatives of PwC will attend the Meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the Meeting.

In accordance with Section 60(b) of the Companies Law, you are invited to discuss our 2022 consolidated financial statements, and questions regarding the financial statements may be addressed to us.  Our Annual Report, including our 2022 audited consolidated financial statements, is available on our website at https://ir.innoviz.tech/.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the appointment and compensation of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, an independent accounting firm, as the Company’s independent registered public accounting firm for the fiscal year ending on December 31, 2023 and until the close of the next annual general meeting, and to authorize the Board, upon recommendation of the Audit Committee, to determine the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

The Board recommends shareholders vote “FOR” Proposal No. 3

SHAREHOLDER PROPOSALS FOR 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in the Company’s proxy statement for our 2024 annual general meeting of shareholders pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted to Innoviz Technologies Campus, 5 Uri Ariav Street, Building C, Nitzba 300, Rosh Ha’Ain, 4809202, Israel, Attention: General Counsel, and must otherwise comply with the requirements of the Companies Law and the Articles.  The written proposal must be received by the Company not less than 90 calendar days prior to the first anniversary of the 2023 Annual General Meeting of Shareholders (i.e., no later than September 13, 2024; provided that if the date of the 2024 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2023 Annual General Meeting of Shareholders, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which the Company calls and provides notice of the 2024 annual general meeting of shareholders).

The Company currently expects that the agenda for the annual general meeting of shareholders to be held in 2024 will include (1) the election (or reelection) of Class I directors; (2) the ratification of the appointment (or reappointment) and compensation of our auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2023 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the Exchange Act); if any of such Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such Shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2024 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information required by the Articles or otherwise reasonably requested by the Company.  The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles.  The Company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2024 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 5760-2000, as amended.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors, /s/ Amichai Steimberg Amichai Steimberg Chairperson of the Board of Directors November 7, 2023